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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

OPENWAVE SYSTEMS INC.
(Name of Subject Company)

OPENWAVE SYSTEMS INC.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

683718308
(CUSIP Number of Class of Securities)

Robert Vrij
President and Chief Executive Officer
Openwave Systems Inc.
2100 Seaport Boulevard
Redwood City, California 94063
(650) 480-8000
(Name, address and telephone numbers of person authorized
to receive notices and communications on behalf of the persons filing statement)

With Copies to:
Kenton J. King, Esq.
Celeste E. Greene, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301
(650) 470-4500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address

        The name of the subject company is Openwave Systems Inc., a Delaware corporation (the "Company" or "Openwave"). The address and telephone number of the Company's principal executive offices are 2100 Seaport Boulevard, Redwood City, California 94063 and (650) 480-8000.

Securities

        This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the Company's common stock, par value $0.001 per share (the "Common Stock"), including the associated rights to purchase shares of the Company's Series A Junior Participating Preferred Stock, no par value (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of August 8, 2000 (the "Rights Agreement"), by and between the Company and U.S. Stock Transfer Corporation, as rights agent. Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. As of the close of business on April 30, 2007, 82,748,679 Shares were issued and outstanding. As of May 31, 2007, an additional 18,725,910 Shares were reserved for issuance under the Company's equity compensation plans, of which 8,788,809 Shares are issuable upon or otherwise deliverable in connection with the exercise of outstanding options pursuant to such plans.

Item 2.    Identity and Background of Filing Person.

Name and Address

        The Company is the person filing this Statement. The Company's name, business address and business telephone number set forth in Item 1 above is incorporated herein by reference. The Company's website address is www.openwave.com. The information on the Company's website does not constitute part of this Statement.

Tender Offer

        This Statement relates to the unsolicited tender offer by Oreo Acquisition Co., LLC, a Delaware limited liability company ("Oreo"), Harbinger Capital Partners Master Fund I, Ltd., a Cayman Islands corporation (the "Harbinger Master Fund") and Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (the "Harbinger Special Situations Fund" and together with the Harbinger Master Fund, Oreo and their affiliates, "Harbinger") to purchase (i) 40,389,560 shares of Common Stock and (ii) unless and until validly redeemed by the Board of Directors of the Company (the "Board of Directors" or the "Board"), the Rights, which represent approximately 49%, and together with other Shares held by Harbinger represent approximately 62%, of the total outstanding Shares, at a price of $8.30 per share, net to the seller in cash, without interest thereon, subject to proration.

        The Offer (as defined below) is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the "Schedule TO"), filed by Harbinger with the Securities and Exchange Commission (the "SEC") on May 22, 2007. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the "Offer." According to the Schedule TO, these terms and conditions include (i) the valid tender of 40,389,560 Shares, (ii) action by Openwave's Board such that anti-takeover provisions of Delaware law would not apply to prohibit or restrict any business combination involving the Company and Harbinger, (iii) redemption of the Rights, (iv) resignation of all current members of the Board followed by appointment of Harbinger's designees to all seats, and (v) the acquisition of BridgePort Networks, Inc. ("BridgePort") by Openwave

for aggregate consideration of 4,864,420 Shares of Openwave Common Stock (or approximately $45,000,000 in value assuming Harbinger's proposed $8.30 per share price), and appointment of the BridgePort CEO to serve as CEO of Openwave.

        The Schedule TO states that the principal executive office of Oreo is located at c/o Harbinger Capital Partners Special Situations Fund, L.P., 555 Madison Avenue, 16th Floor, New York, New York 10022, and its telephone number at that address is (212) 521-6970. The principal business address of Harbinger Master Fund is given as c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. The principal business address of the Harbinger Special Situations Fund is given as 555 Madison Avenue, 16th Floor, New York, New York 10022.

        According to the Schedule TO, Harbinger beneficially owns 11,110,000 Shares, representing approximately 13% of the Company's outstanding Common Stock.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Other than as disclosed in this Statement, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Harbinger or their respective executive officers, directors or affiliates.

Executive and Employee Director Compensation

        The Company's directors and officers have entered into or participated in, as applicable, the various agreements and arrangements discussed below. In the case of each plan or agreement discussed below in which the term "change of control" applies, the consummation of the Offer would constitute a change of control.

  Cash Consideration Payable Pursuant to the Offer.

        If the Company's directors and executive officers were to tender any shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of May 31, 2007, the Company's directors and executive officers owned 113,238 shares in the aggregate (excluding the exercise of options to purchase Shares and Shares of restricted stock subject to a right of repurchase by the Company). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Harbinger, the directors and executive officers would receive an aggregate of $939,875 in cash, which amount would be increased, once David Peterschmidt's severance agreement (as described in greater detail below in "Severance Agreement with Mr. Peterschmidt") becomes effective, to $2,392,375. To the knowledge of the Company, none of the Company's executive officers, directors, affiliates or subsidiaries currently intends to tender shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

        As of May 31, 2007, the Company's directors and executive officers held options to purchase 2,777,149 shares of Common Stock in the aggregate, 1,145,396 of which were vested and exercisable as of that date, with exercise prices ranging from $5.07 to $67.67 and an aggregate weighted average exercise price of $14.27 per share. As of May 31, 2007, the Company's directors and executive officers held 634,000 unvested shares of restricted stock in the aggregate, all of which were subject to forfeiture. Any unvested equity awards held by the Company's directors and executive officers were issued pursuant to the Company's 1995 Plan, 1996 Plan, 2001 Plan, 2006 Plan or Directors' Plan (each, as defined below, and collectively, the "Plans") filed as Exhibits (e)(1), (e)(2), (e)(3), (e)(4) and (e)(7) to this Statement, respectively, and incorporated herein by reference. Under the Plans, in the event of a change in control of the Company, outstanding grants will be treated as further described in the sections of this Item 3 that follow. However, as described in greater detail below in "Severance

Agreement with Mr. Peterschmidt," we entered into a severance agreement with Mr. Peterschmidt on June 4, 2007, which becomes effective seven days after execution and which provides for Mr. Peterschmidt's resignation as a director effective on June 4, 2007, and as an employee effective as of the later of: (1) July 1, 2007 (Mr. Peterschmidt's last day of employment) and (2) the date upon which his release of claims becomes non-revocable. Once the severance agreement becomes effective, the terms and conditions of the severance agreement will replace and supersede Mr. Peterschmidt's right to receive the payments and benefits described in the sections that follow.

  Treatment of Equity

  1995, 1996 and 2001 Stock Plans

        The 1995 Stock Plan ("1995 Plan"), 1996 Stock Plan ("1996 Plan") and 2001 Stock Compensation Plan ("2001 Plan"), each provides that in the event of a proposed merger of the Company with or into another corporation or a sale of all or substantially all of the Company's assets, outstanding options and stock purchase rights will be assumed or substituted by the successor corporation; however, if the successor corporation does not agree to assume or substitute such options and purchase rights, then the options and purchase rights will terminate upon the closing of such merger or sale of assets. With respect to grants made to our non-employee directors under the 1996 Plan, pursuant to the applicable stock option agreement, if there occurs a "corporate transaction" that constitutes a "change in control" (each, as defined in the applicable stock option agreement), and the director's service is terminated by the Company (or successor) without "cause" (as defined in the 1996 Plan) or by the director for "good reason" (as defined in the 1996 Plan) at any time commencing one month prior to the closing of such transaction and ending 12 months after such transaction, all unvested options will immediately vest and become exercisable. In addition, under such stock option agreements, in the event that the accelerated vesting of options granted to a non-employee director under the 1996 Plan constitutes a "parachute payment" under section 280G of the Internal Revenue Code (the "Code") and contributes to the director being subject to an excise tax under Section 4999 of the Code, then either (1) a portion of the options will not vest or (2) 100% of the unvested portion of the options will vest, whichever action results in the grantee's receipt of the greatest amount, on an after-tax basis, of acceleration.

        However, under the Company's change of control severance agreements with our executive officers and Mr. Peterschmidt with respect to the executives' option grants and other stock awards under the 1995 and 1996 Plans, if there occurs a "change of control" (as defined in the change of control severance agreement and which includes the acquisition of at least 50% of the voting securities of the Company by a person or group of related persons), and the executive's service is terminated by the Company (or successor) without "cause" or by the executive for "good reason" at any time commencing two months prior to the closing of such transaction and ending 24 months after such transaction, all unvested options will immediately vest and become exercisable and all other stock awards will immediately vest. Furthermore, our change in control agreements with the Company's executives and Mr. Peterschmidt (which are described in greater detail below in "Certain Arrangements Between Openwave and its Executive Officers, Directors and Affiliates") provide that in the event that any payments or benefits provided to such executives (which would include accelerated vesting of awards granted under the 1995 and 1996 Plans) constitute "parachute payments" within the meaning of Section 280G of the Code, then the executive will be entitled to receive an additional lump sum cash payment that is sufficient, after taking into account all applicable taxes, to cover all excise taxes imposed under Section 4999 of the Code.

  2006 Stock Incentive Plan

        Under the Company's 2006 Stock Incentive Plan ("2006 Plan"), in the event of a "change in control" (as defined in the 2006 Plan), the surviving entity or acquiring entity may be required to assume or substitute for equivalent awards all outstanding awards under the 2006 Plan; provided that if the awards are not assumed or substituted, then the Board of Directors may: (1) require a cash payment in exchange for the cancellation of any award, (2) continue the awards or (3) notify participants holding options, stock appreciation rights, phantom stock units, restricted stock units or performance share units, that they must exercise or redeem such awards at or prior to the closing of a transaction constituting a change in control and that such awards will terminate if not exercised or redeemed.

        The agreements with the Company's executive officers for grants of options or other stock awards made under the 2006 Plan provide that in the event of a "corporate transaction" (as defined in the stock award agreement), outstanding options will be assumed or substituted for unless the successor corporation does not agree to such assumption or substitution, in which case the options and the unvested portion of any other stock awards will terminate upon the closing of such transaction unless the Board of Directors expressly determines otherwise. Furthermore, under the Company's change of control severance agreements with the Company's executive officers and Mr. Peterschmidt with respect to any option grants and other stock awards under the 2006 Plan, if there occurs a "change of control" (as defined in the change of control severance agreement and which includes the acquisition of at least 50% of the voting securities of the Company by a person or group of related persons), and the executive's service is terminated by the Company (or successor) without "cause" or by the executive for "good reason" at any time commencing two months prior to the closing of such transaction and ending 24 months after such transaction, all unvested options will immediately vest and become exercisable and all other stock awards will immediately vest.

        The Company's executive officers (i.e., Messrs. Robert Vrij, Hal Covert, Richard Schwartz, Hari Haran, and Peter Galvin) and employee director Mr. Peterschmidt are parties to individual change in control severance agreements, the material terms and conditions are described below in "Certain Arrangements Between Openwave and its Executive Officers, Directors and Affiliates." The following table summarizes the treatment of the equity compensation for the Company's executive officers and employee director. The option information contained in the table below includes the options granted pursuant to the employment agreements and arrangements described below in "Employment Agreements and Arrangements" and all options granted thereafter, to the extent applicable.

	Total Number of Outstanding Option Shares	Number of Unvested Option Shares	Exercise Price of Unvested Option Shares		Total Number of Shares of Restricted Stock or Restricted Stock Units		Number of Unvested Shares of Restricted Stock or Restricted Stock Units
Robert Vrij President and Chief Executive Officer	300,000	300,000		$8.84	125,000 50,000	*	125,000 50,000	*
Hal Covert Executive Vice President and Chief Financial Officer	350,000	175,000 38,889		$18.60 8.76	137,000		92,000
David Peterschmidt	1,250,000	187,501 453,125	$ $	11.99 15.95	350,000		225,000
Richard Schwartz Senior Vice President, Strategy and Technology	75,000	75,000		$9.14	25,000		25,000
Hari Haran Senior Vice President, Worldwide Field Operations	50,000	50,000		$8.42	12,000		12,000
Peter Galvin Senior Vice President, Products	225,000	150,000 19,445		$15.32 8.76	70,000		55,000

*
These are restricted stock units that can be settled in shares of our Common Stock.

  Certain Arrangements Between Openwave and its Executive Officers, Directors and Affiliates.

  Employment Agreements and Arrangements

        The Company has entered into employment agreements with Messrs. Covert, Peterschmidt, Schwartz, Haran and Galvin, and an employment arrangement with Mr. Vrij, the details of which are described below.

        Mr. Covert's employment agreement, dated September 8, 2005, entitles him to an annual base salary of $350,000 and a semi-annual target incentive award equal to 100% of the base salary amount he earned in the applicable six-month period, with an actual annual incentive award that may be below, at, or above target, up to a maximum of 150% of target, and determined based on Company performance. In addition, pursuant to his employment agreement, Mr. Covert was granted: (1) an option to purchase 300,000 shares of Common Stock, 25% of which vests on the first anniversary of the date of the grant and the remainder of which vests monthly over the subsequent 36 months; and (2) a restricted stock purchase right for 100,000 shares of Common Stock, which vests in annual installments on each of the first four anniversaries following the date of the grant, each grant of which is further subject to Mr. Covert's continued employment and terms contained in the applicable option agreement and restricted stock agreement.

        Mr. Peterschmidt's employment agreement, dated November 1, 2004, entitles him to an annual base salary of $500,000 and a semi-annual target incentive award equal to 50% of his annual base salary (with an actual annual incentive award that may be below, at, or above target up to a maximum of 150% of target, determined based on a combination of Company and individual performance. In addition, Mr. Peterschmidt was granted: (i) an option to purchase 500,000 shares of Common Stock, 25% of which vests on the first anniversary of the date of the grant and the remainder of which vests monthly over the subsequent 36 months; and (ii) a restricted stock award of 250,000 shares of Common Stock, which vests in annual installments on each of the first four anniversaries following the date of the grant, each grant of which is further subject to Mr. Peterschmidt's continued employment and terms contained in the applicable option and restricted stock agreement. Mr. Peterschmidt's employment agreement further provides that in the event he is terminated without "cause" (as defined in his employment agreement), he will be entitled to accelerated vesting of the portion of the restricted stock grant (described above) that would have vested within the 12 months following such termination of employment, provided that he executes a release of claims. In addition, if his employment is terminated without cause, Mr. Peterschmidt will receive, in lieu of any cash severance based on his salary or target annual bonus under our Executive Severance Benefit Policy, and provided that he executes a release of claims and agrees to bound by the non-competition provisions set forth in his employment agreement, the following benefits: (i) 12 months' base salary, payable in regular payroll installments, (ii) an amount equal to his annual target incentive award, payable in regular payroll installments, and (iii) payment by the Company of COBRA premiums for health insurance coverage for himself, his spouse and eligible dependents for a period of up to 12 months. Finally, in the event Mr. Peterschmidt becomes entitled to benefits under his change in control severance agreement (described below), any benefits provided under that agreement will be reduced by any benefits he received under his employment agreement.

        Mr. Schwartz's employment agreement, dated September 17, 2006, and amended effective December 15, 2006, entitles him to an annual base salary of $340,000 and a quarterly target incentive award equal to 60% of the base salary amount he earned in the applicable three-month period, with an actual annual incentive award that may be below, at, or above target, up to a maximum of 150% of target, and determined based on Company performance. In addition, pursuant to his employment agreement, Mr. Schwartz was granted: (1) an option to purchase 75,000 shares of Common Stock, 25% of which vests on the first anniversary of the date of grant and the remainder of which vests monthly over the subsequent 36 months; and (2) a restricted stock award for 25,000 shares of Common Stock, which vests in equal annual installments on each of the first four anniversaries of the 15th of the second month of the quarter in which the restricted stock award was granted, each grant of which is further subject to Mr. Schwartz's continued employment and terms contained in the applicable option and restricted stock agreements.

        Mr. Haran's employment agreement, dated April 10, 2007, entitles him to an annual base salary of $325,000 and a quarterly target incentive award equal to 100% of the base salary amount he earned in the applicable three-month period, with an actual annual incentive award that may be below, at, or above target, up to a maximum of 150% of target, and determined based on Company performance. The target incentive award will be pro-rated for his initial quarterly period (fourth quarter of fiscal year 2007) and guaranteed to be paid at target. In addition, pursuant to his employment agreement, Mr. Haran was granted: (1) an option to purchase 50,000 shares of Common Stock, 25% of which vests on the first anniversary of the date of grant and the remainder of which vests monthly over the subsequent 36 months; and (2) a restricted stock award for 12,000 shares of Common Stock, which vests in equal annual installments on each of the first four anniversaries of the 15th of the second month of the quarter in which the restricted stock award was granted, each grant of which is further subject to Mr. Haran's continued employment and terms contained in the applicable option and restricted stock agreements.

        Mr. Galvin's employment agreement, dated April 21, 2006, entitles him to an annual base salary of $295,000 and a quarterly target incentive award equal to 60% of the base salary amount he earned in the applicable three-month period, with an actual annual incentive award that may be below, at, or above target, up to a maximum of 150% of target, and determined based on Company performance. In addition, pursuant to his employment agreement, Mr. Galvin was granted: (1) an option to purchase 200,000 shares of Common Stock, 25% of which vests on the first anniversary of the date of grant and the remainder of which vests monthly over the subsequent 36 months; and (2) a restricted stock award for 60,000 shares of Common Stock, which vests in equal annual installments on each of the first four anniversaries of the 15th of the second month of the quarter in which the restricted stock award was granted, each grant of which is further subject to Mr. Galvin's continued employment and terms contained in the applicable option and restricted stock agreements. Subsequently, Mr. Galvin was granted: (1) an option to purchase 25,000 shares of Common Stock, 1/6th of which vests on the six month anniversary of the date of the grant and the remainder of which vests monthly over the subsequent 30 months; and (2) a restricted stock award for 10,000 shares of Common Stock, which vests in equal annual installments on each of the first three anniversaries of October 15, 2006, each grant of which is further subject to Mr. Galvin's continued employment and terms contained in the applicable option and restricted stock agreements.

        Under Mr. Vrij's employment arrangement, as of March 22, 2007, he became entitled to an annual base salary of $450,000 and quarterly incentive compensation equal to an annual aggregate amount of up to 100% of his annual base salary, determined based on a combination of the Company's performance and Mr. Vrij's individual performance. Furthermore, in connection with his agreement to serve as President and CEO of the Company, the Board of Directors granted to him a restricted stock grant of 50,000 shares of Common Stock, which vests annually over the first four anniversaries of the grant date of February 15, 2007, subject to his continued employment.

  Executive Severance Benefit Policy

        Each of our executive officers is eligible to participate in our Executive Severance Benefit Policy ("Severance Policy"). Under this policy, if an eligible executive's termination of employment constitutes an "involuntary termination" (as defined in the Severance Policy), the executive will be entitled to: (i) continuation of base salary for six months, (ii) payment by the Company of COBRA premiums for health insurance coverage for the executive, his spouse and eligible dependents for the lesser of (1) six months and (2) the date the executive becomes eligible for health insurance coverage from another source, (iii) continued educational assistance benefits through the end of the then-current course term, and (iv) up to six months of outplacement assistance; provided that the executive executes a release of claims and agrees to be bound by the non-competition provisions set forth in Severance Policy.

        Any benefits or payments provided under the Severance Policy will be reduced by any amounts paid to any eligible executive pursuant to any other policy or arrangement maintained by the Company providing for severance or any change in control severance agreement or employment agreement the executive has with the Company that provides for payments contingent on the executive's termination of employment and based on continuation of base salary.

  Change in Control Severance Agreements

        The Company has entered into a change of control severance agreement with each of Messrs. Vrij, Peterschmidt, Covert, Schwartz, Haran and Galvin, pursuant to which such executives are entitled to receive severance payments, accelerated vesting of all unvested equity awards and continuation of medical, dental and vision benefits in the event the executive is terminated without "cause" (as defined in the change of control severance agreements) or the executive "involuntarily terminates" (as defined in the change of control severance agreements) his employment any time during the period commencing two months prior to a "change of control" (as defined in the change of control severance agreements) and ending 24 months after the change of control, provided that, in the case of an involuntary termination, the executive would be required to terminate his employment within three months following the occurrence of one of the specified events constituting an involuntary termination. The amounts of these payments and benefits are described below. In addition, in the event that any payments or benefits provided to such executives constitute "parachute payments" within the meaning of Section 280G of the Code, the executive would be entitled to receive the severance payments and benefits described above in full and will receive an additional lump sum cash payment that is sufficient, after taking into account all applicable taxes, to cover all excise taxes imposed under Section 4999 of the Code.

        In accordance with the change of control severance agreements of Messrs. Vrij and Peterschmidt, in the event of such termination of employment in connection with a change of control, each would be entitled to receive a lump sum cash payment equal to the sum of the executive's then-current annual base salary and target annual bonus multiplied by a factor of two (2.0), less applicable withholding taxes or other withholding obligations of the Company, plus continuation of medical, dental and vision benefits for himself and his eligible dependents for 18 months.

        Under the change of control and severance agreements of Messrs. Covert, Schwartz, Haran and Galvin, in the event of such termination of employment in connection with a change of control, each would be entitled to receive a lump sum cash payment equal to the sum of the executive's then current annual base salary and target annual bonus multiplied by a factor of one and one-half (1.5), less applicable withholding taxes or other withholding obligations of the Company, plus continuation of medical, dental and vision benefits for himself and his eligible dependents for 18 months.

        The following table sets forth, with respect to each of our executive officers and Mr. Peterschmidt, as applicable: (i) the lump sum severance amount, (ii) the value of benefit continuation, (ii) the value of the acceleration of options that will become vested, and (iv) the value of the acceleration of restricted stock that will become vested and (v) the value of the gross up payment, if applicable, in each case assuming a change in control and a qualifying termination in connection with the change in control occur as of the date hereof, and the price per share in the transaction is $8.30.

	Lump Sum Change of Control Severance Payment	Continuation of Benefits	Total Number of Outstanding Unvested Option Shares	Value Realized from Acceleration of Vesting of Options	Total Number of Shares of Restricted Stock	Value Realized from Acceleration of Vesting of Restricted Stock	Gross Up Payment
Robert Vrij	$1,800,000	$15,192	300,000	$0	175,000	$1,425,500	$1,096,683
Harold Covert	$1,050,000	$15,192	213,889	$0	92,000	$763,600	$0
David Peterschmidt	$2,000,000	$15,192	640,626	$0	225,000	$1,867,500	$0
Richard Schwartz	$816,000	$15,192	75,000	$0	25,000	$498,000	$340,351
Hari Haran	$975,000	$15,192	50,000	$0	12,000	$99,600	$325,592
Peter Galvin	$708,000	$15,192	169,445	$0	55,000	$456,500	$0

Severance Agreement with Mr. Peterschmidt

        We entered into a Severance and Release Agreement with Mr. Peterschmidt on June 4, 2007 (the "Severance Agreement"), which becomes effective seven days after its execution and which provides for Mr. Peterschmidt's resignation as a director effective on June 4, 2007, and as an employee effective as of the later of: (1) July 1, 2007 (Mr. Peterschmidt's last day of employment) and (2) the date upon which his release of claims (as set forth in the Severance Agreement) becomes non-revocable. Once the Severance Agreement becomes effective, the terms and conditions of the severance agreement will replace and supersede Mr. Peterschmidt's right to receive the payments and benefits described above with respect to Mr. Peterschmidt.

        Pursuant to the Severance Agreement, the Company agrees to: (1) pay Mr. Peterschmidt $1,500,000 (which represents 18 months of his salary and target bonus) within five days after the Severance Agreement becomes effective, (2) accelerate the vesting of 175,000 shares of previously granted restricted stock as of five days after the Severance Agreement becomes effective, (3) continue to provide to Mr. Peterschmidt, at the Company's expense, medical, dental and vision insurance benefit coverage in coordination with COBRA for a period of 18 months following July 1, 2007, and (4) pay Mr. Peterschmidt any incentive compensation to which he is otherwise entitled to for the remainder of his employment, under and pursuant to the terms and conditions of the Fiscal Year 2007 Corporate Incentive Plan. In addition, the Severance Agreement contains a standard release by Mr. Peterschmidt in favor of the Company as well as a mutual non-disparagement provision.

Non-Employee Director Compensation

        Under the Company's amended and restated 1999 Directors' Equity Compensation Plan ("Directors' Plan"), if there occurs a "corporate transaction" and the non-employee director's awards are not assumed, continued or substituted for, the non-employee director may exercise or redeem his/her awards solely to the extent he/she had the right to exercise or redeem such awards immediately prior to the closing of such corporate transaction. However, all unvested awards will become 100% accelerated if either: (i) a "change of control" (as defined in the Directors' Plan) occurs and the non-employee directors' awards are not assumed, continued or substituted for pursuant to such change in control; or (2) upon the termination of the non employee director's status as a director for any reason (other than such non-employee director's resignation from the Board of Directors or determination not to stand for re-election) upon or within 24 months following a change of control.

        As described above in "Executive and Employee Director Compensation," the Company's non-employee directors were also granted awards under our 1996 Plan. Pursuant to the applicable stock option agreement under the 1996 Plan, in the event of a "corporate transaction" that constitutes a

"change in control" (each, as defined in the applicable stock option agreement), if the director's service is terminated by the Company (or successor) without "cause" (as defined in the 1996 Plan) or by the director for "good reason" (as defined in the 1996 Plan) at any time commencing one month prior to the closing of such transaction and ending 12 months after such transaction, all unvested options will immediately vest and become exercisable. In addition, in the event that the accelerated vesting of options granted pursuant 1996 Plan constitutes a "parachute payment" under Section 280G of the Code and contributes to the director being subject to an excise tax under Section 4999 of the Code, then either (1) a portion of the options will not vest or (2) 100% of the unvested portion of the options will vest, whichever action results in the director's receipt of the greatest amount, on an after-tax basis, of acceleration.

        The following table sets forth, with respect to each non-employee director, (i) the number of shares of our common stock subject to options held by such persons that may become vested as a result of a change in control, either alone or in connection with a qualifying termination of the director's service, (ii) the exercise price for such options, and (iii) the number of shares of restricted stock held by such persons that may become vested as a result of a change in control of the Company.

Non-Employee Director	Total Number of Outstanding Option Shares	Number of Unvested Option Shares	Exercise Price of Unvested Option Shares	Total Number of Shares of Restricted Stock	Number of Unvested Shares of Restricted Stock
Bernard Puckett	153,149	2,000 4,500 12,500 6,000 9,000	$15.70 9.23 13.46 19.59 8.84	12,000	10,000
Kenneth D. Denman	98,000	4,584 7,500 12,500 6,000 9,000	$11.098 9.23 13.46 19.59 8.84	12,000	10,000
Bo C. Hedfors	110,000	2,000 4,500 12,500 6,000 9,000	$15.70 9.23 13.46 19.59 8.84	12,000	10,000
Gerald Held	68,000	23,959 6,000 9,000	$12.91 19.59 8.84	12,000	10,000
Masood Jabbar	98,000	1,250 7,500 12,500 6,000 9,000	$13.35 9.23 13.46 19.59 8.84	12,000	10,000

Item 4.    The Solicitation or Recommendation.

Recommendation

        After careful consideration by the Board of Directors, including a thorough review of the Offer with Openwave's independent financial and legal advisors, the Board of Directors has unanimously determined that the Offer is inadequate and not in the best interests of its stockholders (other than Harbinger and its affiliates).

        ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER. If you have tendered your Shares, you can withdraw them. For assistance with withdrawing your Shares, you can contact your broker or our information agent Georgeson Shareholder at the address and phone numbers below. In addition, our information agent is available to answer questions about this document and can be reached at:

Georgeson Shareholder
219 Murray Hill Parkway
East Rutherford, NJ 07073-2114
Attn: Bucky Tulsee
(201) 528-2702
Toll Free Number: (888) 605-7530.

        A copy of the press release relating to the Openwave Board of Directors' recommendation to reject the Offer is filed as Exhibit (a)(1) to this Statement.

Background

        Over a two-day session on November 1 and 2, 2006, the Board of Directors held a special meeting to review and assess various business trends, competitive factors and market conditions affecting the Company and the communications software industry generally. At the invitation of the Board, representatives of Merrill Lynch & Co. ("Merrill Lynch") participated in discussions about the competitive landscape, industry trends and observations and the Company's strategic alternatives. The strategic alternatives included remaining as a stand-alone public company, a share repurchase of the Company's publicly-traded Common Stock, strategic acquisitions of other companies, and a possible sale of the Company.

        On December 1, 2006, the Company issued a press release announcing the date of its 2006 annual meeting of stockholders to be held on January 17, 2007. On December 11, 2006, the deadline prescribed by the Company's Amended and Restated Bylaws (the "Bylaws") for stockholder nominations for the Board of Directors expired. On December 27, 2006, a representative of Harbinger contacted the Company's corporate secretary by phone to advise the Company of Harbinger's intent to submit director nominations and to request, pursuant to Section 220 of the Delaware General Corporation Law, a complete list of Openwave stockholders and other corporate records to allow Harbinger to communicate with the Company's stockholders, with which request the Company complied.

        During December 2006, the Company's management engaged in ongoing review of acquisition opportunities with a goal of enhancing the Company's competitive position.

        On December 28, 2006, Harbinger filed a preliminary proxy statement that claimed that it had nominated two directors James L. Zucco and Andrew Breen, for election at Openwave's January 17, 2007 annual meeting of stockholders. On that same day, Harbinger filed a complaint against the Company in the Delaware Court of Chancery, seeking an order from the Court that would: (i) enjoin the Company from taking any steps to prevent or interfere with the nominations of Messrs. Zucco and Breen at the Company's annual meeting of stockholders on January 17, 2007, (ii) declare the nominations of Messrs. Zucco and Breen effective, and (iii) award reasonable attorneys' fees, and such other relief as just and equitable.

        Over the weekend of January 13 through 15, 2007, several members of the Board, including its non-executive chairman, Bernard Puckett, together with several members of the Company's management, held several telephone conversations with representatives of Harbinger, including Howard

Kagan, managing director of Harbinger Capital Partners and Messrs. Zucco and Breen in an effort to settle the then-pending litigation between the parties arising from Harbinger's complaint filed in Delaware Chancery Court. At the conclusion of those discussions, the parties were unable to resolve the dispute regarding the validity of Harbinger's director nominees.

        On January 16, 2007, the Company issued a press release announcing its offer of a seat on the Board to one of Harbinger's nominees, Mr. Zucco. Later and throughout that day, several members of the Board, including Messrs. Puckett and Peterschmidt, the Company's management and Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps"), counsel to the Company, continued conversations with representatives of Harbinger and Messrs. Zucco and Breen that began over the preceding weekend.

        On January 17, 2007, the Company announced that, despite the continued efforts of the Board and members of management to resolve the proxy contest with Harbinger, the parties failed to reach a settlement of the dispute. Also on January 17, 2007, the Company held its annual meeting of stockholders and determined that Harbinger failed to comply with the advance notice provisions of the Company's Bylaws, and therefore Harbinger's director nominations were invalid. Nevertheless, the Board determined to permit Messrs. Zucco and Breen to be placed in nomination at the annual meeting on a provisional basis only, pending the final adjudication by the Delaware Court of Chancery on whether Harbinger's nominees were validly before the stockholders at the annual meeting of stockholders. On January 22, 2007, the Company issued a press release announcing preliminary results of the annual meeting of stockholders. The Company released its preliminary vote count for the two director seats, out of the Company's six member board, that were up for election at that meeting, noting that Messrs. Zucco and Peterschmidt received the most votes cast at the meeting, followed by Mr. Held and Mr. Breen.

        Also on January 22, 2007, the Company responded to Harbinger's complaint by filing a motion to dismiss with the Delaware Court of Chancery. The Company also filed its own verified complaint in the Delaware Court of Chancery seeking, among other remedies, declarations that Harbinger did not comply with the Company's Bylaws and therefore its candidates were not properly nominated at the annual meeting, that Messrs. Peterschmidt and Held were rightfully elected to serve on the Company's Board of Directors, and that Messrs. Zucco and Breen were not validly elected to the Board. Harbinger responded to the Company's motion to dismiss by amending and restating its complaint seeking, among other remedies, a declaration that Mr. Zucco was validly elected as a member of the Company's Board of Directors and that a new election be held among Messrs. Peterschmidt, Held and Breen for one board seat. Additionally, Harbinger filed a motion for a status quo order, which the Delaware Court of Chancery later denied. The Company filed a motion to dismiss, which the Delaware Court of Chancery later denied. A trial on the matter was scheduled for March 12 and 13, 2007.

        Also on January 22, 2007, the Company issued a press release announcing that the Board had attempted, unsuccessfully, to reach a mutually acceptable settlement with Harbinger. Earlier on that day, Mr. Puckett sent a letter proposing settlement terms to Mr. Kagan. In response to that letter, representatives of Harbinger communicated that Harbinger rejected the terms of the proposed settlement agreement. Also on that date, Openwave filed a current report on Form 8-K about these events, which filing included a copy of the proposed settlement agreement.

        On February 27, 2007, the Company retained Merrill Lynch to act as its exclusive financial advisor in connection with a potential strategic transaction, including a possible sale of the Company.

        From early March 2007, as directed by the Board, Merrill Lynch commenced a strategic process during which it contacted numerous strategic and financial parties to gauge their interest in exploring business combination opportunities with the Company.

        On March 5, 2007, Milbank, Tweed, Hadley & McCloy LLP ("Milbank"), counsel to Harbinger, advised Skadden Arps that Harbinger intended to purchase additional shares of the Company's Common Stock and was interested in exploring opportunities to acquire the Company or participate in any future process regarding a strategic transaction that the Company might undertake. Efforts to enter into a non-disclosure agreement with Harbinger to facilitate the sharing of confidential information and to postpone the trial scheduled for March 12 and 13, 2007 were unsuccessful.

        On March 23, 2007, the Company issued a press release announcing, among other things, that the Board had retained Merrill Lynch to act as its financial advisor in an exploration of strategic alternatives and the appointment of Robert Vrij as president and chief executive officer of the Company following the resignation of Mr. Peterschmidt. In that press release, the Company reported that the Board undertook the process to explore strategic alternatives and options to enhance stockholder value, including a possible sale of the Company. Also, the Company announced that the Board had formed a strategic alternatives committee composed of Mr. Peterschmidt as committee chair, Masood Jabbar and Mr. Held, two of the Board's independent members, to assist the full Board in its exploration of strategic alternatives. Also on that date, Merrill Lynch, on behalf of the Board, contacted Harbinger to solicit Harbinger's interest in exploring a business combination with the Company. Promptly following that conversation, Merrill Lynch sent Harbinger the standard form of non-disclosure agreement that was provided to all interested parties in the strategic process. The press release also announced that the anticipated revenue for the third fiscal quarter ended March 31, 2007 was approximately $65 million to $70 million, which range was lower than the financial outlook that was previously provided to the market.

        On March 26, 2007, Milbank contacted Skadden Arps to discuss the terms of the standard form of non-disclosure agreement provided to Harbinger by Merrill Lynch. During that conversation, Milbank made comments to the non-disclosure agreement that included among other things, a significant reduction in the duration of the standstill provision and the addition of a right of Harbinger to disclose the confidential information of the Company within a few months following the execution of the non-disclosure agreement. Skadden Arps responded that the Company would not accept the significantly curtailed standstill provision and that, although the Company was interested in having Harbinger involved in the process, it could not involve Harbinger in a way that put the Company in jeopardy through disclosure of its confidential information in such a short period of time. Skadden Arps also asked Milbank to submit Harbinger's written comments to the non-disclosure agreement.

        During the months of March and April 2007, the Company's senior management team, including Mr. Vrij, and Mr. Peterschmidt in his role as chair of the strategic alternatives committee, together with representatives of Merrill Lynch met with eight potential acquirors to discuss the Company's business and prospects. Also during that time, the parties engaged in numerous follow-up calls and meetings. Following its formation in March through early May 2007, the strategic alternatives committee scheduled at least weekly conference calls with frequent participation by the full Board to discuss the strategic process.

        On April 19, 2007, the Board held a special meeting to consider the Company's strategic alternatives in light of the on-going strategic process. Representatives of Merrill Lynch and Skadden Arps attended the meeting. During that meeting, Merrill Lynch updated the Board on the progress of discussions and meetings with interested parties. During that meeting, the directors discussed whether Harbinger had executed a non-disclosure agreement. Following discussion, the consensus of the Board was that participation of Harbinger in the strategic process was welcome and the execution of a non-disclosure agreement was essential for participation in the strategic process by all interested parties, including Harbinger. Following the Board meeting, Skadden Arps contacted Milbank regarding the status of the non-disclosure agreement. During that conversation, Milbank informed Skadden Arps that Harbinger was unwilling to accept the standstill provision that appeared in the standard form of non-disclosure agreement that was provided to all participants, and accordingly, it would not execute the agreement without modification to that provision and other terms of the non-disclosure agreement.

        On April 29, 2007, Skadden Arps contacted Milbank for a status inquiry as to when the Company would receive Harbinger's comments to the non-disclosure agreement. Milbank informed Skadden Arps that Harbinger would not provide any additional written comments to the non-disclosure agreement.

        On April 30, 2007, a representative of Thomas Weisel Partners ("TWP") contacted a representative of Skadden Arps to inform him that Harbinger had retained TWP to act on its behalf in a possible acquisition of the Company. The representative of Skadden Arps repeated the Company's request for written comments to the non-disclosure agreement.

        On May 10, 2007, TWP submitted to Skadden Arps written comments to the non-disclosure agreement, which included, among other things, a significant reduction in the duration of the standstill compared to the standard form that was provided to all interested parties.

        During the process that commenced in early March 2007 through May 15, 2007, Merrill Lynch contacted, and received preliminary expressions of interest in engaging in exploratory discussions from, 45 potential acquirors. Of those potential acquirors, the Company engaged in management presentations with eight parties. One party submitted a non-binding proposal to acquire the Company, which was subsequently withdrawn prior to the commencement of the tender offer by Harbinger.

        On May 16, 2007, Skadden Arps sent a revised version of the draft non-disclosure agreement to TWP, reflecting the Company's response to Harbinger's comments to that document. The following day, on May 17, 2007, Skadden Arps and Milbank engaged in negotiations over the duration of the standstill provision and other terms of the non-disclosure agreement. Later that day, Skadden Arps sent Milbank a revised version of the non-disclosure agreement, reflecting those negotiations. On May 18, 2007, Milbank provided to Skadden Arps a response to the revised non-disclosure agreement that continued to reflect disagreement between the parties about the standstill provision. During that conversation, Milbank suggested that Messrs. Puckett and Kagan speak to resolve the outstanding issue of the standstill provision. Skadden Arps responded that, in lieu of a conversation between Messrs. Puckett and Kagan, Merrill Lynch would contact Mr. Kagan to try to resolve the open points, which was the protocol used to facilitate agreement on the non-disclosure agreement with other parties during the strategic process.

        On May 18, 2007, the Delaware Court of Chancery ruled in favor of the Company in the Delaware litigation against Harbinger regarding the outcome of the director elections at the Company's annual meeting of stockholders held on January 17, 2007. The court found that the Company's incumbent directors, Messrs. Peterschmidt and Held, were the only properly nominated candidates for consideration and, thus, were rightfully elected to serve on the Company's Board of Directors. A judgment was entered in favor of the Company on May 31, 2007. As of the date of this Statement, Harbinger has not filed an appeal in that matter.

        On May 22, 2007, Harbinger announced its intention to make an offer to acquire 40,389,560 Shares at a price per share of $8.30 and subject to certain terms and conditions. Later that day, Harbinger filed its Schedule TO in connection with that offer.

Reasons for the Board's Recommendation

        The Board of Directors has carefully considered the Offer, and has received the benefit of advice from its financial and legal advisors. In unanimously concluding that the Company's stockholders reject the Offer, the Board of Directors considered the following factors:

  1.
  The Board believes that Openwave, on a stand-alone basis, will generate greater value for its stockholders than Harbinger's Offer.

        The Board of Directors believes, after consultation with Openwave's senior management and its financial advisors, that implementation of the Company's stand-alone plan will generate greater value for stockholders than the Offer. The Company's stand-alone plan sets forth clear, attainable objectives designed to drive sustainable growth in revenue and profit, with a focus on simplifying and better aligning the Company's product portfolio with market demand and reshaping the Company by significantly reducing costs to meet its business goals. The stand-alone plan also contemplates exploring divestment of non-core assets. The Board has also determined to return value to stockholders on an accelerated basis by declaring a special cash dividend of approximately $100 million. Together, these initiatives provide a platform for long-term value creation for stockholders that is more compelling than the Offer.

    A.
    Evolution of the Stand-alone plan and the Consideration of Strategic Alternatives

        Under the direction of the Board of Directors, in March 2007 the Company commenced a strategic process to explore strategic alternatives and options to enhance stockholder value, including a possible sale of the Company. In addition to seeking potential buyers for the Company, Openwave's senior management, together with the Board of Directors, actively worked to build upon and refine the Company's stand-alone plan with a view towards developing a cohesive set of value-enhancing initiatives. During the process, the Company made management presentations to, and engaged in discussions with, a number of interested parties. Despite expressions of interest, no party ultimately emerged from the strategic process with a binding proposal to acquire the Company. The Board of Directors believes that implementation of Openwave's stand-alone plan will generate greater value for stockholders than the Offer, but remains open to considering any full and fair offer to all stockholders. Accordingly, the Board of Directors has directed management to focus its energies on implementation of the Company's stand-alone plan.

    B.
    Better Alignment of Openwave's Product Portfolio with Market Demand

        The cornerstone of Openwave's stand-alone plan is to focus the Company's efforts around the development and marketing of certain strategic products and services that will drive long-term sustainable revenue growth and profit margins.

      i.
      Mobile Data Gateway

        The Company's stand-alone plan for the mobile data market includes shifting the Company's current mobile data gateway products from Wireless Application Protocol (WAP) to web-based Hypertext Transfer Protocol (HTTP) and Hypertext Markup Language (HTML) intermediation. To this end, the stand-alone plan calls for expansion of the Company's mobile gateway product line into open web intermediation and service delivery, capitalizing on the mobile gateway's position as a web intermediary and exploring new opportunities for marketing and new product development. The strategy includes the packaging of products to sell through channel partners. The Company believes that the role of web intermediary will serve as a focal point for mobile advertising via plug-ins. The Company believes that the market opportunity exists because of the significant growth predicted in the mobile gateway infrastructure market, customer demands for lower hardware capital investment and open-internet reformatting, and the Company's favorable competitive positioning with respect to hardware requirements. Additionally, the design rests on a plug-in platform which should encourage new service creation, and the required hardware on which these next generation products are run costs significantly less than current generation systems and is easier to install, manage and upgrade.

      ii.
      Integrated Messaging

        The Company intends to focus its efforts on accelerating its development of an integrated mobile messaging platform, combining email, SMS, instant messaging and voicemail, which can be referred to collectively as the "core messaging services". The Company expects significant growth in the mobile integrated messaging market, and the Company's stand-alone plan addresses this market opportunity with the creation of a common consolidation and value-add platform targeted at the mobile segment. The platform does not require significant new hardware investment. The Company believes that the end-to-end platform will deliver a more favorable consumer experience when compared to competitors. The stand-alone plan initiative requires a substantial expansion of the current development team, which the Company believes can be addressed through the redeployment of existing developer resources within the Company.

      iii.
      Client Applications

        One of the Company's primary client applications is the Mobile Browser, Mercury Edition, which is designed to produce the industry's fastest performance and enable increased access to web content on mobile devices. Consistent with the stand-alone plan's shift from WAP-based to web-based products, the stand-alone plan calls for the creation of a next generation mobile browser. The Company believes that the market growth potential resides in high-end mobile phones and non-traditional devices, such as gaming devices and cameras. The market opportunity is to create a light-weight, fully internet capable browser providing a browser experience that can be personalized. The Company has already increased the development effort focusing on the next generation mobile browser, and the stand-alone plan calls for increased incremental marketing resources to complement this effort.

    C.
    Reshaping Openwave

        Reshaping the Company involves implementing an appropriate cost reduction program, redeploying resources already within the Company to their most effective uses and exploring divestment of non-core assets. With these operational objectives in mind, the stand-alone plan calls for an approximately 20% reduction in the workforce. The stand-alone plan targets reductions in operating costs from approximately $60 million in the third quarter of fiscal year 2007 to approximately $45 million per quarter in fiscal year 2008.

    D.
    Special Dividend

        As recommended in the stand-alone plan and as a means of returning value to stockholders on an accelerated basis, the Company's Board has approved a one-time special cash dividend of approximately $100 million to stockholders of record as of the close of business on June 15, 2007. The Board of Directors and management team believe that there may be additional opportunities to return value to stockholders upon the potential divestiture of non-core assets.

    E.
    Key Financial Objectives of the Stand-alone Plan

        The key financial objectives of the stand-alone plan include:

  •
  expected annual cost savings of approximately $50 million to be achieved primarily through an approximately 20% reduction in the workforce;

  •
  reducing operating expenses from approximately $60 million in the third quarter of fiscal year 2007 to approximately $45 million per quarter in fiscal year 2008;

  •
  achieving sequential revenue growth in each quarter of fiscal year 2008;

  •
  generating 20% year-on-year revenue growth in fiscal years 2009 and 2010; and

  •
  achieving non-GAAP operating profit in the range of 10% beginning in mid-fiscal year 2009.

  F.
  Risks to the Plan

        The Board and management recognize that execution of the Company's stand-alone plan is subject to certain risks, including;

  •
  the departure of key individuals could challenge Openwave's sales and product development efforts;

  •
  an inability to develop, market, and sell our new products and features in a timely manner could jeopardize the successful execution of Openwave's product transition; and

  •
  continuous consolidation in the industry could result in the delay of purchasing decisions.

        In evaluating the advisability of the Offer, the Board of Directors also considered that many of the risks associated with the Company's stand-alone plan are also inherent in Harbinger's proposed plans for the Company as disclosed in Harbinger's Schedule TO.

  2.
  Harbinger's partial tender offer is inadequate and does not provide full and fair value for all outstanding Openwave Shares.

  A.
  No Control Premium

        Openwave stockholders are entitled to receive a premium for their Openwave Shares in a change of control transaction such as the Offer in accordance with market practice. The Offer, however, is a partial bid, made only for 40,389,560 Openwave Shares, representing approximately 49% of Openwave's outstanding Shares. If the Offer is completed, Harbinger will own approximately 62% of Openwave's outstanding Shares and will have the ability to elect Openwave's Board of Directors and direct Openwave's affairs. Assuming all Openwave stockholders tender all of their Shares in the Offer, stockholders would receive the offer price only in respect of approximately 56% of their Shares, which would deprive them of their opportunity to receive a change of control premium for the Shares not purchased in the Offer.

    B.
    The Offer is Structurally Coercive

        The Offer is a partial bid, meaning it is an offer to acquire less than all of Openwave's outstanding Shares. A partial bid is inherently coercive because it forces stockholders to make a decision as to whether to accept an offer (and in respect of how many Shares), reject such offer, sell into the market or maintain their position without knowing whether and to what extent other stockholders will accept the offer and without knowing at what price the Shares will settle after the offer is consummated. A stockholder may feel compelled to tender into a partial tender offer that the stockholder may consider inadequate, out of a concern that in failing to do so, the stockholder may be left, if the partial offer is completed, with illiquid or minority discounted shares in a company controlled by a single stockholder, with no assurance as to the value that might ultimately be received by the minority stockholders and the risk of conduct that by the controlling stockholder that may be detrimental to the minority.

        The Offer is particularly coercive because Harbinger provided no financial objectives or forecasts for the Company after the Offer and no financial or other information supporting the value attributed to BridgePort by Harbinger. Neither Openwave nor its stockholders have the necessary information with which to fairly assess the Offer or the proposed acquisition of BridgePort, and yet Harbinger expects existing Openwave stockholders to retain a 38% interest in the Company.

        Similarly, the Board of Directors is concerned about whether BridgePort's management team has the experience needed to manage a public company the size of Openwave, a public company that is significantly larger and more complex than BridgePort, a small privately-held company. The Board of

Directors is also concerned that the challenges for BridgePort's management of running Openwave and executing their plan create a substantial risk of value destruction for stockholders.

    C.
    Lack of Liquidity

        If the Offer is completed, there will be a significant decrease in the size of the public float of the Shares, and the remaining Shares will likely be substantially less liquid. A smaller public float can reduce the number of investors interested in the Shares and can result in a less active following of Openwave's stock by market analysts. As Harbinger notes in their Schedule TO, there is also a risk that the public float for Openwave Shares could be so small that the shares could be de-listed from NASDAQ, which would further reduce liquidity. Because of this illiquidity and the fact that Harbinger will hold a controlling position in the Company, Openwave's share price after the Offer may not reflect the market's views about the Company's performance as accurately as would be the case with a more liquid stock.

  3.
  The Board of Directors has received an inadequacy opinion from Merrill Lynch.

        On June 3, 2007, Merrill Lynch delivered an opinion to the Board of Directors to effect that, as of the date of such opinion and subject to and based on the assumptions, qualifications and other considerations set forth in its opinion, the offer price of $8.30 per share was inadequate from a financial point of view to the stockholders of the Company (other than Harbinger and its affiliates). A copy of the opinion is annexed to this Statement as Annex A. You are urged to read the opinion carefully and in its entirety.

  4.
  The Offer is Highly Conditional.

        The Offer is highly conditional for the benefit of Harbinger, resulting in substantial uncertainty for Openwave's stockholders as to whether it will be completed. In total there are 13 conditions, each of which must be satisfied before Harbinger will be obligated to purchase any Shares tendered into the Offer. For example, the Offer is subject to the very unusual condition that a CEO employment agreement shall have been executed between Oreo and Mr. Mulica, effectively giving Mr. Mulica the ability to determine whether the Offer to Openwave stockholders is to be consummated. No terms of the proposed employment agreement or the status of negotiations with Mr. Mulica are disclosed or discussed in Harbinger's Schedule TO, so Openwave stockholders are not able to come to any independent determination of the likelihood that agreement could be reached.

        Several of the conditions provide Harbinger with broad discretion to determine whether the conditions have or have not been satisfied. For example, Harbinger can decide not to proceed with the Offer if any change, effect, event, occurrence or condition occurs which could reasonably be expected to have a material adverse effect on, among other things, the business, properties, condition (financial or otherwise) or prospects of any Openwave subsidiary, regardless of whether that subsidiary is material to Openwave and regardless of whether the effect is the result of Harbinger's having launched its unsolicited offer for control of the Company. Harbinger could also decline to close if Openwave undertakes any transaction which diminishes the expected economic value to Harbinger of the acquisition, without, for example, providing any objective standard for determining if there has been any meaningful diminution in value and without any exception for de minimis impacts.

        Finally, some of the conditions are not subject to any materiality thresholds or they otherwise provide Harbinger with a broad range of grounds upon which they may decline to consummate the Offer even if sufficient Shares are tendered to satisfy the minimum tender condition and even if the grounds on which the Offer is terminated present no material risk to Harbinger. For example, Harbinger can decide not to proceed with the Offer if there is (i) any event which, in Harbinger's reasonable judgment, might affect the extension of credit by banks or other lending institutions anywhere in the world; or (ii) any significant change in any currency exchange rates - not just those currencies material to Openwave's business.

        *            *            *

        The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive but addresses all of the material information and factors considered by the Board of Directors in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board of Directors did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that stockholders reject the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Board of Directors may have given differing weights to different factors. Throughout its deliberations, the Board of Directors received the advice of Merrill Lynch and Skadden Arps, who were retained to advise the Board of Directors in connection with the Offer.

Intent to Tender

        To the Company's knowledge, none of Openwave's executive officers, directors, affiliates or subsidiaries currently intends to sell Shares, or tender to Harbinger pursuant to the Offer any Shares owned of record or beneficially owned, other than Peter Galvin, who intends to sell his Shares in the open market once the trading window restrictions in effect as of the date of this Statement will allow such sale.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        Openwave has retained Merrill Lynch to act as its exclusive financial advisor in connection with any strategic transaction, including the Offer. Pursuant to the terms of Merrill Lynch's engagement, Openwave has agreed to pay Merrill Lynch customary and reasonable fees, including up to approximately $3.05 million for its financial advisory services in connection with the Offer. Merrill Lynch will also receive an additional fee of $1 million for each opinion delivered in connection with the Offer or another strategic transaction (other than the inadequacy opinion that Merrill Lynch has already delivered). In addition, Merrill Lynch is entitled to receive 1.2% of any aggregate consideration paid in any strategic transaction (including the Offer, if consummated), minus any opinion or retainer fees previously paid. Openwave has also agreed to pay Merrill Lynch a fee equal to 35% of all "break-up" fees or payments that Openwave receives if it enters into an agreement with respect to a strategic transaction that is subsequently terminated, minus any opinion or retainer fees previously paid. Openwave has also agreed to reimburse Merrill Lynch for its reasonable expenses incurred in connection with its services and to indemnify Merrill Lynch against certain liabilities.

        In the ordinary course of its trading, investment management, financing and brokerage activities, Merrill Lynch or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or other financial instruments of Openwave. In the past, Merrill Lynch and its affiliates have provided financial advisory and financing services for Openwave and to affiliates of Harbinger (in matters unrelated to the Offer) and have received fees for the rendering of those services.

        Openwave has retained Georgeson, Inc. ("Georgeson") to assist in connection with the Company's communications with its stockholders with respect to the Offer. Georgeson will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has agreed to indemnify Georgeson against certain liabilities arising out of or in connection with the engagement.

        Openwave has retained Joele Frank, Wilkinson Brimmer Katcher ("Joele Frank") as its public relations advisor in connection with the Offer. Joele Frank will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection with the engagement.

        Except as set forth above, neither Openwave nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in the Common Stock have been effected during the past 60 days prior to the date of this Statement or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except for the following:

  •
  On March 22, 2007, the Company gave Robert Vrij a restricted stock award of 50,000 shares of Common Stock, pursuant to the Company's 2006 Stock Incentive Plan.

  •
  On May 15, 2007, Peter Galvin disposed of 5,361 shares of Common Stock at $8.42 for payment of tax liability by withholding securities incident to the vesting of a security issued in accordance with Rule 16b-3.

  •
  On May 17, 2007, the Company gave Hari Haran a restricted stock award of 12,000 shares of Common Stock, pursuant to the Company's 2006 Stock Incentive Plan.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, Openwave is not currently undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Openwave or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets of Openwave or any of its subsidiaries; (3) a tender offer for or other acquisition of Openwave's securities by Openwave, any of its subsidiaries or any other person; or (4) a material change in the present dividend rate or policy, or indebtedness or capitalization of Openwave.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Offer, that relate to or would result in one or more of the events referred to in the preceding paragraph. Notwithstanding the foregoing, the Board of Directors may in the future engage in negotiations in response to the Offer that could have one or more of the effects specified in the preceding paragraph. The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that Openwave may conduct. Accordingly, Openwave does not intend to disclose the possible terms of any such transaction or proposals until an agreement in principal relating thereto has been reached or as otherwise may be required by law.

Item 8.    Additional Information.

Legal Matters

        On June 4, 2007, Openwave filed an action against Oreo, Harbinger Master Fund and Harbinger Special Situations Fund in Delaware Chancery Court seeking (1) a declaration by that court that the Openwave Directors have fully complied in all respects with their fiduciary duties to Openwave's stockholders in responding to Harbinger's Offer and (2) a temporary, preliminary and permanent injunction against Harbinger and its employees, agents, and all persons acting on its behalf from acting to frustrate the Company's Board of Directors from fulfilling their fiduciary duties and obligations.

        The foregoing description is qualified in its entirety by reference to the complaint in Openwave Systems Inc. v. Oreo Acquisition Co., LLC, Harbinger Capital Partners Master Fund I, Ltd., and Harbinger Capital Partners Special Situation Fund, L.P., filed as Exhibit (a)(5) to this Statement.

Contracts and Agreements Between Openwave and BridgePort.

        The Company is a party to four contracts with BridgePort:

  •
  A Collaboration Agreement dated October 28, 2003, as amended, for the licensing of certain Openwave patents to BridgePort and the exploitation of the licensed technology;

  •
  A Mutual Confidentiality Agreement dated March 31, 2004, which sets forth the terms of use for each party's confidential information;

  •
  A Teaming Agreement dated October 5, 2006, in connection with a bid proposal for a potential account; and

  •
  A Mobilestick Demo Agreement dated February 9, 2007, relating to Openwave's evaluation of a BridgePort product.

None of these contracts, individually or in the aggregate, is material to Openwave.

        The Company is also a party to contracts with certain executive officers of BridgePort.

        Mike Mulica, BridgePort's President and CEO and a former Senior Vice President of Customer Operations for Openwave, is party to a Restated Transition Employment Agreement with Openwave dated October 28, 2002. While the Company's obligations under this agreement have expired, certain of Mr. Mulica's obligations continue. These obligations include but are not limited to an obligation of non-interference with the business of Openwave, and to not make public statements concerning the Company, its business objectives, its management practices, or other sensitive information without the Company's written approval. Mr. Mulica also has continuing obligations under a Confidential and Proprietary Information Agreement with Openwave, including but not limited to the protection and non-disclosure of Openwave's confidential information, including information pertaining to any aspect of the Company's business, whether of a technical nature or otherwise.

        Rob Day, BridgePort's Senior Vice President of World Wide Customer Operations and a former Director for Professional Services of Openwave, is party to a Mutual Separation & Release Agreement with Openwave effective February 14, 2005. Certain of Mr. Day's obligations under this agreement continue, including but not limited to an obligation to not disparage or damage the business of the Company, and to not counsel or assist third parties in disputes against Openwave unless under a court order or subpoena to do so. Mr. Day also has continuing obligations under a Confidential and Proprietary Information Agreement with Openwave, including but not limited to the protection and non-disclosure of Openwave's confidential information, including information pertaining to any aspect of the Company's business, whether of a technical nature or otherwise.

        Andre de Vertuil, BridgePort's Vice President of Operations and Engineering, is a former Consulting Engineering Group employee of Openwave. Mr. de Vertuil is party to a Confidential Information and Invention Assignment Agreement with Openwave. While the Company's obligations under this agreement have expired, certain of Mr. de Vertuil's obligations continue, including but not limited to the protection and non-disclosure of Openwave's confidential information, including information pertaining to any aspect of the Company's business, whether of a technical nature or otherwise.

Rights Agreement

        Pursuant to the Company's Rights Agreement, Rights are held by holders of Common Stock. Each Right entitles the registered holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $500 per one one-thousandth of a share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

        The Rights Agreement is designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over Openwave in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Board of Directors and stockholders of any real opportunity to determine the destiny of the Company.

        Under the Rights Agreement, the Rights are not exercisable until a Distribution Date (as defined below) occurs, and will expire at 5:00 P.M. (Redwood City, California time) on August 18, 2010, unless such date is extended or the Rights are earlier redeemed or exchanged by Openwave. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (a) ten business days following a public announcement that a person or group of affiliated or associated persons (an "acquiring person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock, other than the Company, any of its subsidiaries or any employee benefit plan of the Company (a "Stock Acquisition Date"), or (b) ten business days (or such later date as the Board determines) following the commencement of a tender offer or exchange offer that would, if consummated, result in a person or group becoming an acquiring person.

        The Rights Agreement may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights. The Rights should not interfere with any alternative strategic transaction approved by the Board of Directors since the Board of Directors may, at its option any time until ten business days following the Stock Acquisition Date, redeem all but not less than all of the then-outstanding Rights at the then-current redemption price.

        At its meeting on June 3, 2007, the Board of Directors took action, as permitted by the Rights Agreement, to postpone the Distribution Date, which otherwise would be triggered by the commencement of the Offer, until such date as may be subsequently determined by the Board of Directors. Until the Distribution Date, the Rights will continue to be evidenced by the certificates for shares of Common Stock and the Rights will be transferable only in connection with the transfer of the associated shares of Common Stock.

Anti-Takeover Provisions of Delaware Law

        Openwave is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prevents an "interested party" (defined to include a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other exceptions, the business combination is approved by the Board of Directors of such corporation prior to such date. This provision may have the effect of delaying, deferring or preventing a change in control without further action by Openwave stockholders.

        The Schedule TO states that the Offer is conditioned upon, among other things, Openwave's Board of Directors having taken action such that the provisions of Section 203 would not, following consummation of the Offer, prohibit or restrict any business combination involving Openwave, Oreo or any affiliate or associate of Harbinger. Openwave's Board of Directors has not approved the Offer and has recommended that Openwave's stockholders not tender their Shares pursuant to the Offer. Consequently, Section 203 would restrict a business combination between Openwave and Oreo if the Offer were consummated.

Anti-Takeover Provisions of the Company's Charter Documents

        Certain provisions of the Company's Amended and Restated Certificate of Incorporation, as amended, and Bylaws (the "Charter Documents") may have the effect of delaying or preventing changes in control or management, including the division of the Board of Directors into three classes, each serving staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

        The Charter Documents also provide that removal of any director or the entire Board of Directors without cause requires the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding Shares. Further, the Board has authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the Company's outstanding voting stock, thereby delaying, deferring or preventing a change in control of Openwave. Such preferred stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance of such preferred stock could have a material adverse effect on the market value of the Common Stock. The Charter Documents also provide that no action of the stockholders may be taken other than at an annual or special meeting of the stockholders, upon due notice and in accordance with the provisions of the Company's Bylaws.

Appraisal Rights

        Openwave stockholders do not have statutory appraisal rights in connection with the Offer.

Regulatory Approvals

        The Schedule TO states that the Offer is subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

        Openwave received notice from Harbinger on May 23, 2007, that Harbinger filed on May 23, 2007 under the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC in connection with the purchase of the Shares pursuant to the Offer on May 23, 2007. Openwave made its filing of a Notification and Report Form under the HSR Act on June 4, 2007. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th day after Harbinger's form was filed. If the 15th day does not fall on a business day, the waiting period extends and will expire at 11:59 p.m., New York City time, on the next business day. The DOJ or FTC may trigger an additional waiting period by requesting additional information or documentary material from Harbinger. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Harbinger with such request. If the 10th day does not fall on a business day, the waiting period extends and will expire at 11:59 p.m., New York City time, on the next business day. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Harbinger. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Harbinger is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

        The FTC and the DOJ review the legality under the U.S. Antitrust Laws (as defined below) of transactions such as Harbinger's acquisition of Shares pursuant to the Offer. At any time before or after Oreo's acquisition of Shares, either or both the DOJ or the FTC could take such action under the U.S. Antitrust Laws as it or they deems or deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Harbinger or divestiture of substantial assets of Harbinger or its subsidiaries or Openwave or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the U.S. Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Shares by Harbinger on antitrust grounds will not be made or, if such a challenge is made, of the result.

        As used in this Statement, "U.S. Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

        The Offer is also subject to the receipt of all necessary governmental approvals.

Cautionary Note Regarding Forward-Looking Statements

        Certain statements made in this Statement indicating the Company's or management's intentions, beliefs, expectations, plans, prospects, or predictions for the future are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual or future results to differ materially from those suggested by the forward-looking statements, and readers are cautioned not to place undue reliance upon these forward-looking statements. These forward-looking statements are based on the opinions and estimates of management at the time the statements were made and are subject to a number of risks, assumptions and uncertainties that could cause Openwave's actual or future results to differ materially from those suggested by the forward-looking statements, including: the ability to execute the Company's stand-alone plan; the ability to achieve revenues from product and service initiatives under the stand-alone plan; competitive and pricing pressures; losing customers, failing to acquire new customers or reduction in revenue from existing customers; the continuous consolidation in the industry; and other risks referenced from time to time in Openwave's filings with the SEC, which are available without charge at www.sec.gov. Further risks and uncertainties associated with the Offer include: the results of Harbinger's Offer; the risk that Openwave customers may delay or refrain from purchasing Openwave products due to uncertainties about Openwave's future and the availability of product support and upgrades; the risk that key employees may pursue other employment opportunities; and the outcome of litigation related to the Offer or the Board's recommendation that stockholders reject the Offer.

Item 9.    Exhibits.

Exhibit Number	Description
(a)(1)	Press release issued by Openwave Systems Inc. on June 4, 2007.
(a)(2)	Letter to Employees from Robert Vrij, CEO of Openwave Systems Inc., dated June 4, 2007.
(a)(3)	Employee Frequently Asked Questions, distributed June 4, 2007.
(a)(4)	Investor presentation, dated June 4, 2007.
(a)(5)	Complaint in Openwave Systems Inc. v. Oreo Acquisition Co., LLC, Harbinger Capital Partners Master Fund I, Ltd., and Harbinger Capital Partners Special Situations Fund, L.P. filed by Openwave Systems Inc. in the Court of Chancery of the State of Delaware on June 4, 2007.
(a)(6)*	Opinion of Merrill Lynch (attached hereto as Annex A).
(e)(1)	Openwave Systems Inc. 1995 Stock Plan (incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q filed May 15, 2001).
(e)(2)	Openwave Systems Inc. 1996 Stock Plan (incorporated by reference to Exhibit 10.2 to the Company's quarterly report on Form 10-Q filed May 15, 2001).
(e)(3)	Openwave Systems Inc. 2001 Stock Compensation Plan, amended and restated effective as of August 7, 2002 (incorporated by reference to Exhibit 10.1 to the Company's annual report on Form 10-K filed September 30, 2002).
(e)(4)	Openwave Systems Inc. 2006 Stock Incentive Plan (incorporated by reference to Appendix A to the Company's proxy statement on Schedule 14A filed December 8, 2006).
(e)(5)	Openwave Systems Inc. Executive Severance Benefit Policy, amended effective October 6, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed October 12, 2005).
(e)(6)	Form of Executive Change of Control Severance Agreement (incorporated herein by reference to Exhibit 10.01 to the Company's current report on Form 8-K filed November 7, 2006).
(e)(7)	Openwave Systems Inc. 1999 Directors' Equity Compensation Plan, amended and restated effective November 22, 2005 (incorporated by reference to Appendix A to the Company's proxy statement on Schedule 14A filed October 24, 2005).
(e)(8)	Summary of At-Will Employment Arrangement between Openwave Systems Inc. and Robert Vrij as of March 22, 2007 (incorporated herein by reference to Exhibit 10.3 to the Company's quarterly report on Form 10-Q filed May 10, 2007).
(e)(9)	Employment Offer Letter Agreement by and between Openwave Systems Inc. and Harold (Hal) L. Covert, Jr., dated September 8, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed September 12, 2005).
(e)(10)	Employment Agreement by and between Openwave Systems Inc. and David C. Peterschmidt, dated November 1, 2004 (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed November 5, 2004).
(e)(11)	Employment Offer Letter Agreement by and between Openwave Systems Inc. and Hari Haran, dated April 10, 2007.
(e)(12)	Employment Agreement by and between Openwave Systems Inc. and Peter Galvin, dated April 21, 2006.
(e)(13)	Employment Agreement by and between Openwave Systems Inc. and Richard Schwartz, dated September 17, 2006.
(e)(14)	Amendment to Employment Agreement of Richard Schwartz, effective December 15, 2006.
(e)(15)	Severance Agreement by and between Openwave Systems Inc. and David Peterschmidt, dated June 4, 2007.

*
Included in copies mailed to stockholders of Openwave Systems Inc.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ ROBERT VRIJ (Signature)
Robert Vrij, President and Chief Executive Officer (Name and Title)
June 4, 2007 (Date)

ANNEX A — OPINION OF MERRILL LYNCH

June 3, 2007

Board of Directors
Openwave Systems Inc.
2100 Seaport Boulevard
Redwood City, CA 94063

Members of the Board of Directors:

        On May 22, 2007, Oreo Acquisition Co., LLC, a Delaware limited liability company ("Purchaser"), Harbinger Capital Partners Master Fund I, Ltd., a Cayman Islands corporation (the "Harbinger Master Fund") and Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (the "Harbinger Special Situations Fund" and together with Purchaser, the Harbinger Master Fund, and their affiliates, "Harbinger"), commenced an offer to purchase 40,389,560 of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock") of Openwave Systems Inc. (the "Company") and the associated rights to purchase certain shares of the Company's preferred stock (such rights, together with the Common Stock, the "Shares") at a price of $8.30 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, subject to proration and the other terms and conditions set forth in the Offer to Purchase, dated Tuesday, May 22, 2007 (the "Offer to Purchase") and in the related Letter of Transmittal (which collectively constitute the "Offer"). The terms and conditions of the Offer are more fully set forth in the Schedule TO filed by the Purchaser with the Securities and Exchange Commission on May 22, 2007 (the "Schedule TO"). As used herein, the term "Subject Shares" refers to the 40,389,560 Shares that the Purchaser has offered to purchase pursuant to the Offer.

        You have asked us whether, in our opinion, the Offer Price for the Subject Shares is adequate from a financial point of view to the stockholders of the Company (other than the Purchaser and its affiliates).

        In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  (2)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

  (3)
  Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (1) and (2) above;

  (4)
  Reviewed the market prices and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5)
  Reviewed the financial position and results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6)
  Reviewed the structure and proposed financial terms of the Offer and compared them with the structure and financial terms of certain other transactions that we deemed to be relevant;

  (7)
  Reviewed the Offer to Purchase and the Schedule TO, and taken into consideration the plans and proposals with respect to the Company described therein that Harbinger has indicated it would propose to implement following Purchaser successfully purchasing Shares pursuant to the Offer;

  (8)
  Taken into consideration the fact that the Offer does not constitute an offer to purchase all of the outstanding Shares, and that accordingly (a) the Offer Price is applicable only to the Shares that the Purchaser has offered to purchase pursuant to the Offer, and (b) if the

    Purchaser successfully purchases Shares pursuant to the Offer, (i) Harbinger will hold Shares that represent a controlling interest in the Company and (ii) the existing stockholders of the Company (other than Harbinger) will hold Shares that collectively represent a minority interest in the Company;

  (9)
  Taken into consideration that the Company has been approached by, and has initiated contact with, parties who have expressed an interest in exploring a transaction involving the Company; and

  (10)
  Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, including the information in the Schedule TO, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company, and that the financial results reflected in such financial forecast information will be realized in the amounts and at the times projected, and we assume no responsibility for and express no view as to such financial forecast information or the assumptions on which they are based.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We do not express any opinion as to any legal or tax matters involving the Offer, as to which we understand that the Company has conducted such investigations, and has obtained such advice from qualified professionals, as it has deemed necessary. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

        We are acting as financial advisor to the Company, including in connection with and for the purpose of its evaluation of the Offer, and will receive fees from the Company for our services whether or not the Purchaser successfully purchases Shares pursuant to the Offer. In addition, the Company has agreed to indemnify us for, and exculpate us from, certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company, and to affiliates of Harbinger (in matters unrelated to the Offer), and may continue to do so in the future, and have received, and may receive in the future, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Common Stock and other securities of the Company, and the securities of companies that are affiliates of Harbinger, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Offer and shall not be used for any other purpose, and does not constitute a recommendation to the Board of Directors of the Company of any other alternative transactions that may be available to the Company over the Offer. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares pursuant to the Offer, or with respect to how such stockholder should vote or act on any matter relating to the Offer. In addition, you have not asked us to address, and this opinion does not address, the adequacy of, or any other consideration of, the

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holders of any class of securities, creditors or other constituencies of the Company, other than the stockholders of the Company. This opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, stockholder or other equity holder of the Company, or any other party.

        On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price for the Subject Shares is inadequate from a financial point of view to the stockholders of the Company (other than the Purchaser and its affiliates).

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

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QuickLinks

TABLE OF CONTENTS
  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE